FORM 6-K
U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

dated November 21, 2012

BRASILAGRO – COMPANHIA BRASILEIRA DE PROPRIEDADES AGRÍCOLAS
(Exact Name as Specified in its Charter)

BrasilAgro – Brazilian Agricultural Real Estate Company

U(Translation of Registrant’s Name)

1309 Av. Brigadeiro Faria Lima, 5th floor, São Paulo, São Paulo 01452-002, Brazil

U(Address of principal executive offices)

Julio Cesar de Toledo Piza Neto,

Chief Executive Officer and Investor Relations Officer,

Tel. +55 11 3035 5350, Fax +55 11 3035 5366, ri@brasil-agro.com

1309 Av. Brigadeiro Faria Lima, 5th floor

São Paulo, São Paulo 01452-002, Brazil

U(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b)(1): U

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b)(7): U

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

Stock Price AGRO3

R$ 9.30 (November 14, 2012)

Investor Relations

Julio Toledo Piza
CEO & IRO

Ana Paula Ribeiro
Investor Relations

Contacts

+ 55 (11) 3035 5374
ri@brasil-agro.com

Website

www.brasil-agro.com

Conference Calls

Portuguese

November 23, 2012
2 p.m. (Brasília) | 11 a.m. (NY)
Telephone: +55 (11) 3127 4971
Code: BrasilAgro

English

November 23, 2012
3 p.m. (Brasília) | 12 p.m. (NY)
Telephone: + 1 (412) 317 6776
Code: BrasilAgro

Earnings Release

Quarter ended September 30, 2012

São Paulo, November 14, 2012 – BrasilAgro (BM&FBOVESPA: AGRO3) (NYSE: LND), the leader in Brazil in acquiring and developing rural properties with high potential for price appreciation, announces its consolidated results for the quarter ended September 30, 2012. The consolidated annual and quarterly information was prepared in accordance with International Financial Reporting Standards (IFRS).

Highlights

     Net Revenue of R$49.4 million and Adjusted EBITDA of R$7.2 million.

     Sale of the Horizontina Farm on October with 100% appreciation compared to the acquisition price.

     Estimated planted area for the 2012/2013 harvest year of 82,000 hectares.

     Level 2 ADRs program upgrade and listing on NYSE under the ticker “LND.”

Management’s Comments

We began the 2012/2013 harvest year highly optimistically: we sold a farm with a 100% appreciation compared to the acquisition price, we upgraded to the Level 2 ADRs program and listed on the New York Stock Exchange (NYSE) and will plant approximately 82,000 hectares.

The sale of the Horizontina Farm is in line with the Company’s business strategy that focuses not only on agricultural production but also on capital gains through the sale of properties. The property was sold for R$75.0 million and had been acquired in 2010 for R$37.7 million. The profit with the sale of the farm will be accounted in the next quarter.

This transaction closes a complete cycle of one of the Company’s projects, in which the acquisition, development, production and sale phases generated an Internal Rate of Return (real estate + production) of approximately 27%.

On November 8, we held a ceremony to celebrate the debut of our American Depositary Receipts (ADR) on Level 2 of the NYSE under the ticker “LND.”

In keeping with its pioneering spirit, the Company, which was the first agricultural production company to list its shares on the Novo Mercado segment of the BM&FBOVESPA, was the first Brazilian agribusiness company to list its ADRs on NYSE. This important step indicates the level of maturity the Company has achieved and aims to increase the Company’s exposure to the universe of investors and to facilitate access to its stock.

We began our operations for the 2012/2013 harvest year, during which we plan to plant approximately 82,000 hectares, divided among soybean, corn (summer and winter crops), sugarcane and pasture. Moreover, in 2012/2013 harvest year, we intend to develop approximately 12,000 hectares.

Operating Performance

In the 2012/2013 harvest year, we intend to plan a total 81,630 hectares, composed of sugarcane, soybean, corn, and pasture. The table below presents a breakdown of planted area by farm:

Planted Area	Sugarcane	Soybean	Corn	Corn - 2nd crop	Pasture	Total
Cremaq Farm		18,840	1,529	3,133		23,502
Jatobá Farm		11,439	2,942			14,381
Alto Taquari Farm	3,621					3,621
Araucária Farm	5,577					5,577
Chaparral Farm		10,337	667			11,004
Preferência Farm		201			8,802	9,003
Horizontina Farm		8,506		895		9,401
Partnership I Farm		5,141				5,141
Total	9,198	54,464	5,138	4,028	8,802	81,630

Property Portfolio

Propperties	Location	Acquisition Date	Project	Total Area ha	Arable Area ha
Cremaq Farm	Baixa Grande do Ribeiro/PI	Oct / 06	Grains	32,702	21,823
Jatobá Farm	Barreiras/BA	Mar / 07	Grains and cotton	31,606	24,254
Alto Taquari Farm	Alto Taquari/MT	Aug / 07	Sugarcane	5,186	3,666
Araucária Farm	Mineiros/GO	Apr / 07	Sugarcane	9,682	7,205
Chaparral Farm	Correntina/BA	Nov / 07	Grains and cotton	37,182	27,414
Nova Buriti Farm	Januária/MG	Dec / 07	Forest	24,247	19,004
Preferência Farm	Barreiras/BA	Sep / 08	Cattle	17,799	14,237
Parceria I Farm	Jaborandi/BA	Sep / 11(1)	Grains	7,699	5,725
Total				166,104	123,328

(1) BrasilAgro has purchase option in the "Partnership I Farm" with fixed price.

On October 10, 2012, we sold the Horizontina Farm, rural property located in Tasso Fragoso, Maranhão state, which has a total area of 14,359 hectares, of which approximately 8,500 hectares are arable land. The farm had been acquired by the Company in April 2010 for R$37.7 million and  in the last two and a half years the farm was improved, with the planted area increasing from 2,000 hectares to approximately 8,000 hectares for the upcoming harvest year.

The sale price was R$75.0 million. The purchaser made an initial payment of R$1.0 million, with the balance to be paid in two installments. The first amount was paid in October in the value of R$26.0 million and the second, amounting of R$48.0 million, is due upon transfer of title of ownership in January 2013. As part of its business, the Company will continue to operate the farm until July 2013, through a lease agreement.

As a point of reference, the sale price of R$75.0 million represents an appreciation of 100% compared to the acquisition price and an appreciation of 40% compared to the latest independent appraisal conducted by Deloitte in December 2010. From an accounting point of view, on September 30, 2012, the farm’s value under the Company’s assets totaled R$48.0 million (acquisition + investments net of depreciation).

This transaction closes a complete cycle of one of the Company’s projects, in which the acquisition, development, production and sale phases generated an Internal Rate of Return (real estate + production) of approximately 27%.

The revenue from the sale of Horizontina Farm will be accounted in the next quarter.

Currently, BrasilAgro’s property portfolio totals 166,104 hectares, with an arable area of 123,328 hectares.

Financial Performance

The consolidated financial statements were prepared and are being presented in accordance with the International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board.

EBITDA and Adjusted EBITDA

EBITDA (R$ thousand)	1Q13	1Q12	Change
Gross profit	11,844	16,722	-29%
Selling expenses	(1,994)	(402)	35%
General and administrative	(6,672)	(5,740)	43%
Other operating revenue	43	-	n.a
Depreciations	6,722	5,378	34%
EBITDA	9,943	15,958	-38%

Adjusted EBITDA (R$ thousand)	1Q13	1Q12	Change
Gross profit	11,844	16,722	-29%
Elimination of gains on biological assets (grains and sugarcane planted)	(1,575)	(4,914)	-68%
Selling expenses	(1,994)	(402)	396%
General and administrative	(6,672)	(5,740)	16%
Other operating revenue	43	-	n.a.
Hedge results	(20)	1,606	n.a.
Depreciations	5,589	6,279	-11%
Adjusted EBITDA	7,215	13,551	-47%

EBITDA is calculated as gross profit adjusted for general, administrative, and selling expenses, other operating revenue and depreciation expenses, including: the depreciation of fixed assets at farms and administrative facilities, of developed areas and permanent crops. Adjusted EBITDA was calculated by excluding the gains from biological assets in progress (sugarcane and grains) and adjusted for the harvest’s derivative results.

Income Statement

Statement of Operations (R$ thousand)	1Q13	1Q12	Change
Revenues from Grains	20,146	10,335	95%
Revenues from Sugarcane	20,701	22,937	-10%
Leasing Revenues	215	52	313%
Gain on farm sale	-	12,987	-100%
Gain/loss on biological assets	9,802	(3,786)	n.a.
Gain/loss on agricultural products	590	889	-34%
Other revenues	61	1	6,000%
Deductions from Gross Revenue	(2,119)	(1,614)	31%
Net Revenue from Sales	49,396	41,801	18%
Cost of sales	(37,552)	(25,079)	50%
Gross profit (loss)	11,844	16,722	-29%

     Net Revenue from Sales

In 1Q13, net revenue from sales totaled R$49.4 million, an increase of 18% over the same quarter the previous year.

In 1Q13, grain revenues increased 95% over the previous year, from R$10.3 million (which represents the sale of 15,000 tons of grains) to R$20.1 million (which represents the sale of 38,000 tons).

In 1Q13, revenue from sugarcane sales to ETH decreased by 10% year on year, from R$22.9 million in the prior year (which represents the sale of 453,000 tons) to R$20.7 million (which represents the sale of 355,000 tons).

     Biological Assets

The biological assets of the Company and its subsidiaries correspond mainly to the grain, cotton and sugarcane crops and are measured at fair value.

Gains or losses from variations of the fair value of biological assets are determined by the difference between the fair value and the book value. The book value includes investments and costs incurred up to the date of the appraisal.

In the period ended September 30, 2012, the Company recorded R$9.8 million gain in biological assets and agricultural products. The table below gives a breakdown of grains and sugarcane:

	Current			Non Current
Biological Assets (R$ thousand)	Grains	Sugarcane	Total	Sugarcane	Gain/loss on biological assets
Fair value variation	6,503	-	6,503	3,299	9,802

     Inventories

Agricultural product inventories are measured at fair value considering the market prices at the time of harvest. We measured the fair value of agricultural products in inventory in accordance with the accounting standard that is considering the average harvest price. The provision to adjust inventories at the net realized value of agricultural products is constituted when the fair value of the inventory is higher than the realized value. The realization value is the sales price estimated during the normal course of the businesses minus the estimated selling expenses. The adjustment at realizable value is booked in the period’s income statement under “Impairment of agricultural products after harvest.”

On September 30, 2012, the amount recognized in impairment of inventories was R$590,000.

     Cost of Goods Sold

In 1Q13, cost of goods sold amounted to R$37.5 million, 50% higher than in 1Q12. This increase is a result of the increase in the corn sales volume and the increase of the soybean and sugarcane prices.

		1Q13			1Q12			Change
	Tons		COGS	Tons		COGS	Tons		COGS
	thousand		R$/ton	thousand		R$/ton
Soybean	8.8		688.00	9.2		578.00	-4%		19%
Corn	28.8		308.00	5.8		367.00	397%		-16%
Sugarcane	355.0		55.00	453.0		49.00	-22%		12%

     Expenses

Statement of Operations (R$ thousand)	1Q13	1Q12	Change
Selling expenses	(1,994)	(402)	396%
General and administrative	(6,672)	(5,740)	16%
Depreciations and amortizations	(304)	(274)	11%
Personnel	(3,538)	(3,230)	10%
Sevices	(1,281)	(645)	99%
Others sales	(1,549)	(1,591)	-3%

In the quarter ended September 30, 2012, we booked selling expenses of R$1.9 million, an increase of 396% in relation to the previous year. This increase refers to the upturn in production and, consequently, the sale of agricultural products.

In 1Q13, general and administrative expenses came to R$6.7 million, 16.2% up on the R$5.7 million recorded in same period in the previous year.

This increase is mainly due to the increase in services expenses related to lawyers and auditor’s fees for following the Level 2 ADRs program upgrade. The increase in personnel expenses was due to the 8% annual wage increase and the booking of R$210,000 in share-based compensation related to the stock option plan for the Company’s executives.

     Financial Result

Financial Result (R$ thousand)	1Q13	1Q12	Change
Financial income	4,270	13,412	-68%
Interest on Financial Investments	1,767	4,821	-63%
Interest on assets	349	3	11533%
Monetary variations	-	455	-100%
Foreign exchange variations on liabilities	-	486	-100%
Gain (loss) on receivables of farms sales	2,154	867	148%
Realized results with derivatives	-	495	-100%
Unrialized results with derivatives	-	6,285	-100%
Financial expenses	(12,260)	(2,225)	451%
Bank charges	(156)	(235)	-34%
Interest on liabilities	(2,492)	(1,990)	25%
Realized results with derivatives	(279)	-	n.a.
Unrialized results with derivatives	(8,902)	-	n.a.
Foreign exchange variations on liabilities	(18)	-	n.a.
Monetary variations	(413)	-	n.a.
Total	(7,990)	11,187	n.a.

The consolidated financial result is composed of the following items: (i) returns on financial investments; (ii) the monetary variation on the amount payable for the acquisition of the Jatobá Farm; (iii) the monetary variation on the amount payable for the purchase of the Alto Taquari and Nova Buriti Farms, (iv) result of hedge operations, (v) interest on tax on Grupo Maeda (Vanguarda Agro), (vi) bank fees and expenses, and (vii) interest on financing.

     Derivative Operations

Our risk policy primarily aims to hedge the company’s cash flow. In this context, we are concerned not only with the main components of our revenue, but also the main components of our production costs.  We therefore monitor on a daily basis: a) the international prices of the main agricultural commodities produced by the company, usually expressed in U.S. dollars; b) the base premium, i.e. the difference between the international and domestic prices of commodities; c) exchange rates; and d) the prices of the main components such as freight, fertilizers and chemicals, which can significantly impact costs.

Following are the points considered while deciding on the strategy and the tools to be used to hedge prices and margins:

•          Gross margin estimated based on the current price scenario.

•          Standard deviation from the gross margin estimated for different scenarios for the pricing strategy.

•          Analysis of the gross margin estimated in stress scenarios for different hedge strategies.

•          Comparison between current estimates and the company’s budget.

•          Comparison of the estimated gross margin and the historical average.

•          Market expectations and trends.

•          Tax aspects.

In line with our policy, in the first half of 2012 the Company began to build up hedge positions for the 2012/13 harvest year, involving basically the physical purchase of fertilizers and the sale of soybean and dollar futures.

Since the beginning of the building up of these positions, soybean prices have increased significantly, generating negative unrealized hedge results that impacted our Income Statement. Fertilizer prices also increased significantly since the acquisition, though they remain booked under costs in the Balance Sheet.

Hedge position on November 08, 2012.

Crop	Soybean		FX
	% hedge¹	Price (USD/bu.)	% hedge²	BRL/USD
12/13	63.61%	13.47	61.33%	2.00
¹ Percentage of volume in tons of soybean fixed.
² Percentage of expected revenue in USD.

Balance Sheet

Properties for Investment

The fundamental pillars of the Company’s business strategy are the acquisition, development, exploration and sale of rural properties suitable for agricultural activities.  The Company acquires rural properties with significant potential for generating value, subsequently holding them and carrying out profitable agricultural activities on them. Once we acquire our rural properties, we start cultivating high value-added crops and transform these rural properties by investing in infrastructure and technology, while also entering into lease agreements with third parties. According to our strategy, when we consider that a rural property has reached its optimum value, we sell it to obtain capital gains.

The rural properties acquired by the Company are booked at their acquisition cost, which does not exceed their realized net value, and are shown under “Non-Current Assets.”

Properties for investment are evaluated at their historical cost, plus investments in buildings, improvements and clearing of new areas, minus the depreciation accrued according to the same criteria detailed for fixed assets.

Farm	Acquisition value	Investments	Properties for Investment - Total
Cremaq	42,030	37,506	79,536
Jatobá	33,012	24,237	57,249
Alto Taquari (1)	33,224	37	33,261
Araucária (1)	70,392	1,364	71,756
Chaparral	47,877	13,327	61,204
Nova Buriti	21,649	381	22,030
Preferência	9,562	12,077	21,639
Parceria I	-	904	904
Horizontina (2)	37,749	10,387	48,136
	295,495	100,220	395,715
(1) not included sugarcane investment
(2) Horizontina farm was sold and leased untill the end of 2012/2013 harvest.

Indebtedness

The table below shows BrasilAgro’s short- and long-term loans and financing on September 30, 2012 and June 30, 2011.

Loans and Financiing (R$ thousand)	Annual Interest Tax - %	09/30/2012	06/30/2012	Variation

Short term

Financiamento de Custeio Agrícola - BNB and Itaú	9.54 and TJLP + to 3,10	30,155	29,432	2%

Financiamento Projeto Cremaq e Jaborandi - BNB	7.23	6,296	10,941	-42%

Financiamento de Máquinas e Equipamentos - FINAME	5.5 to 10 and TJLP + 1.95 to 3.10	2,737	2,694	2%

		39,188	43,067	-9%
Long term

Financiamento de Safra - Itaú	TJLP + 1.95 to 3.10	5,588	7,869	-29%

Financiamento de Máquinas e Equipamentos - FINAME	5.50 to	4,927	5,358	-8%

Financiamento Projeto Cremaq e Jaborandi - BNB	7.23	42,117	38,067	11%
		52,632	51,294	3%
Total		91,820	94,361	-3%

The bulk of the Company’s debt comprises loans and financing from development banks and/or government development agencies, through direct and indirect lending, at interest rates that are cheaper than the market rates.

On September 30, 2012 and June 30, 2012, the balance of loans and financing stood at R$91.8 million and R$94.4 million, respectively.

In addition, the balance of accounts payable on acquisitions on September 30, 2012 was R$41.9 million, an increase of 3% in compare witch June 30, 2012, due to the he adjustment of the values of the parcels, which are adjusted by IGPM, CDI and dollar.

Acquisitions payable (R$ thousand)	09/30/2012	06/30/2012	Variation
Jatobá Farm	1,983	1,974	0.5%
Alto Taquari Farm	22,709	22,296	1.9%
Nova Buriti Farm	17,222	16,588	3.8%
Total	41,914	40,858	2.6%

     Capital Markets

On November 8, 2012, we held a ceremony to celebrate the debut of American Depositary Receipts (ADR) at Level 2 of the New York Stock Exchange (NYSE) under the ticker “LND.”

In keeping with its pioneering spirit, the Company, which was the first agricultural production company to list its shares on the Novo Mercado segment of the BM&FBOVESPA, was the first Brazilian agribusiness company to list its ADRs on NYSE. This important step indicates the level of maturity the Company has achieved and aims to increase its exposure to the universe of investors and to facilitate access to its stock.

In addition to CEO Julio Toledo Piza, the Chairman of the Board of Directors Eduardo Elsztain, the Board members andthe entire Executive officers attended the ceremony.

Definitions

1Q12 – the quarter ended September 30, 2011.

2011/2012 Harvest Year – fiscal year started on July 1, 2011 and ended on June 30, 2012.

1Q13 – the quarter ended September 30, 2012.

2012/2013 Harvest Year –  fiscal year started on July 1, 2012 and ended on June 30, 2013.

Disclaimer

The statements contained in this document related to the prospects for BrasilAgro’s businesses, projected operating and financial income and growth are merely projections, and as such are based exclusively on management’s expectations. These expectations depend materially on market conditions, the performance of the Brazilian economy, the industry and international markets, and therefore are subject to change without prior notice.

14

Statement of Operations (R$ thousand)	1Q13	1Q12	Change

Revenues from Grains	20,146	10,335	95%
Revenues from Sugarcane	20,701	22,937	-10%
Leasing Revenues	215	52	313%
Gain on farm sale	-	12,987	-100%
Gain/loss on biological assets	9,802	(3,786)	n.a.
Gain/loss on agricultural products	590	889	-34%
Other revenues	61	1	6000%
Deductions from Gross Revenue	(2,119)	(1,614)	31%
Net Revenue from Sales	49,396	41,801	18%
Cost of sales	(37,552)	(25,079)	50%
Gross profit (loss)	11,844	16,722	-29%

Selling expenses	(1,994)	(402)	396%
General and administrative	(6,672)	(5,740)	16%
Depreciations and amortizations	(304)	(274)	11%
Personnel	(3,538)	(3,230)	10%
Sevices	(1,281)	(645)	99%
Others sales	(1,549)	(1,591)	-3%

Other operating revenue	43	-	n.a.

Financial result
Financial income	4,270	13,412	-68%
Interest on Financial Investments	1,767	4,821	-63%
Interest on assets	349	3	11533%
Monetary variations	-	455	-100%
Foreign exchange variations on liabilities	-	486	-100%
Gain (loss) on receivables of farms sales	2,154	867	148%
Realized results with derivatives	-	495	-100%
Unrialized results with derivatives	-	6,285	-100%
Financial expenses	(12,260)	(2,225)	451%
Bank charges	(156)	(235)	-34%
Interest on liabilities	(2,492)	(1,990)	25%
Realized results with derivatives	(279)	-	n.a.
Unrialized results with derivatives	(8,902)	-	n.a.
Foreign exchange variations on liabilities	(18)	-	n.a.
Monetary variations	(413)	-	n.a.

Result before income tax and social contribution	(4,769)	21,767	n.a.

Income tax and social contribution	2,089	(4,109)	n.a.

Net income (loss) for the year	(2,680)	17,658	n.a.
Atributted to the
Company's Stockholders	(2,680)	17,789
Minority interest	-	(131)

Outstanding shares at the end of the period	58,422,400	58,422,400

Net income (loss) basic and diluted per share - R$	(0.05)	0.30

Balance sheet (R$ ‘000)

Assets	09/30/2012	06/30/2012	Change
Current assets
Cash and Cash equivalents	53,824	67,464	-20%
Trade accounts receivable	28,098	60,655	-54%
Inventories	73,595	72,558	1%
Biologial assets	21,323	4,111	419%
Fiscal and tax credits	9,602	9,331	3%
Transactions with derivatives	22,138	4,327	412%
Other assets	817	710	15%
	209,397	219,156	-4%

No current assets
Biological assets	26,423	31,931	-17%
Markable securities	23,621	23,197	2%
Fiscal and tax credits	23,676	22,803	4%
Deferred taxes	18,149	14,960	21%
Credits for sale of farm	13,496	12,759	6%
Properties for investment	395,715	391,907	1%
Other assets	592	268	121%
	501,672	497,825	1%

Investments	410	410	0%
Property, plant and euipment	15,305	15,764	-3%
Intagible assets	2,588	2,607	-1%
	519,975	516,606	1%

Total assets	729,372	735,762	-1%

Liabilities and Stockholders' Equity	09/30/2012	06/30/2012	Change
Current liabilitie
Suppliers	2,711	4,151	-35%
Loans and financing	39,188	43,067	-9%
Labor obligations	3,997	7,436	-46%
Taxes payable	3,427	3,102	10%
Dividends proposed	2	2	0%
Transactions	-	8,307	-100%
Acquisitions payable	41,914	40,858	3%
Advance from customers	5,849	4,490	30%
	97,088	111,413	-13%

No current liabilities
Loans and financing	52,632	51,294	3%
Deferred taxes	2,668	2,695	-1%
Transactions with derivatives	19,378	10,209	90%
Provisions for legal claims	1,108	1,183	-6%
	75,786	65,381	16%

Stockholders' equity capital and reserves attributed to
the parent company stockholders'
Capital	584,224	584,224	0%
Capital reserves	2,344	2,134	10%
Others reserves	(6,920)	(6,920)	0%
Accumulated losses	(23,150)	(20,470)	13%
	556,498	558,968	0%

Total stockholders' equity	556,498	558,968	0%

Total liabilities and stockholders' equity	729,372	735,762	-1%

	23.7%	24.0%	-1%

Weights and measures used in agruculture

1 ton	1.000 kg
1 kg	2,20462 lb
1 lb	0,45359 kg
1 acre	0,40469 hectares
1 acre	0,1840 alqueire
1 hectare (ha)	2,47105 acres
1 hectare (ha)	10.000 m²
1 alqueire	5,4363 acres

Soy

1 bushel of soy	60 lb	27,2155 kg
1 bushel of soy	60 kg	2,20462 bushels
1 bushel/acre	67,25 kg/ha
1.00 US$/bushel	2.3621 US$/sack

Corn

1 bushel of corn	56 lb	2.,4012 kg
1 sack de corn	60 kg	2.36210 bushels
1 bushel/acre	62.77 kg/ha
1.00 US$/bushel	2.3621 US$/sack

Cotton

1 fardo	480 lb	217.72 kg
1 arroba	14.68 kg

Sugarcane

ATR - Açucar Total Recuperável (Total Recoverable Sugar)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 21, 2012.

BRASILAGRO – COMPANHIA BRASILEIRA DE PROPRIEDADES AGRÍCOLAS

	By:	/s/ Julio Cesar de Toledo Piza Neto
		Name:	Julio Cesar de Toledo Piza Neto
		Title:	Chief Executive Officer and Investor Relations Officer

Date: November 21, 2012.
	By:	/s/ Gustavo Javier Lopez
		Name:	Gustavo Javier Lopez
		Title:	Chief Administrative Officer